Drexel Burnham Lambert Real Estate Associates II

55 Beattie Place, PO Box 1089

Greenville, SC 29602

July 16, 2008

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Kevin Woody

Jennifer Monick

Re:

Drexel Burnham Lambert Real Estate Associates II

Form 10-KSB for the Fiscal Year Ended December 31, 2007

File No. 002-85829

____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Drexel Burnham Lambert Real Estate Associates II (the “Partnership”), in a letter dated July 1, 2008.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

* * * * *

Item 2. Description of Property

Capital Improvements

1.

Comment:  It appears you capitalized casualty repairs during 2007.  Please tell us the nature of these repairs and how you determined these repairs were appropriate to capitalize.

Response:  In response to the Staff’s comment, upon review of the detail of the capital improvements for the year ended December 31, 2007, the Partnership has determined that “casualty repairs” should not have been included in the items disclosed as improvements for 2007.  Capital improvements capitalized during 2007 included electrical breakers, water heaters, cabinets, floor coverings, appliances and air conditioning.  The Partnership will remove the reference to “casualty repairs” in future filings.

Financial Statements

Notes to Financial Statements

Note G – Casualty Gain

2.

Comment:  Please tell us how management determined that the reduction in estimated cleanup costs was due to a change in estimate and not a correction of an error.  Please refer to SFAS 154.

Response:  Management based the original 2005 estimates of cleanup costs on information provided by the third party claims administrator.  Cleanup activities related to hurricanes Katrina, Rita and Wilma took much longer than initially expected, given the number of properties affected, extent of the damage and the short supply of contractors available to perform the cleanup activities.  Many contractors performed services related to capital replacement, repair and cleanup, and certain of these services extended beyond the date of issuance of the 2005 financial statements.  The combination of services by some contractors required bifurcation of the invoice amounts into the appropriate claim categories, then further analysis of whether the expenditures were covered by insurance and whether the expenditures should be capitalized or expensed was required.  Based on the foregoing, the time expended in processing these invoices and communicating payment approvals between the Partnership and the Partnership’s insurance carrier was significantly delayed.  When final information was provided to the Partnership, management revised its original estimated cleanup cost of $218,000 to the actual cleanup cost, which totaled approximately $112,000.  SFAS 154, paragraph 2(h) defines an error in previously issued financial statements as "resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared."  Management did not at the time and does not now believe the revision in estimate was due to a misuse of facts that existed at the time the 2005 financial statements were prepared and accordingly accounted for the revision as a change in accounting estimate.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/Stephen B. Waters

Stephen B. Waters

Vice President

DBL Properties Corporation, General Partner of Drexel Burnham Lambert Real Estate Associates II

cc:  Martha L. Long